

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 29, 2011

<u>Via E-Mail</u>

Rod J. Howard, Esq.
Wilmer Cutler Pickering Hale and Dorr, LLP
950 Page Mill Road
Palo Alto, CA 94304

> **Re: Advanced Analogic Technologies Incorporated
> Schedule TO-T/A filed on December 22, 2011
> Filed by Skyworks Solutions, Inc. and Powerco Acquisition Corp.
> File No. 5-81524**

Dear Mr. Howard:

We have reviewed your filing and have the following comment.

1. We note your response to comment 1 in our December 20, 2011 letter. Please tell us what consideration you have given to extending your offer until the company has filed its 10-Q for the quarter ended September 30, 2011 and security holders have had sufficient time to consider the financial information in connection with their investment decision in the tender offer.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Julia Griffith

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions